Filed pursuant to Rule 424(b)(3)
File No. 333-269206

EATON VANCE MUNICIPAL INCOME TRUST
Supplement to Prospectus dated May 10, 2023

The following replaces the Financial Highlights contained in the Prospectus:

Selected data for a Common Share outstanding during the periods stated.

	Year Ended November 30,
	2025	2024	2023	2022	2021
Net asset value — Beginning of year (Common shares)	$11.47	$11.11	$11.25	$14.23	$14.13
Income (Loss) From Operations
Net investment income(1)	$0.50	$0.45	$0.42	$0.52	$0.61
Net realized and unrealized gain (loss)	(0.49)	0.48	(0.09)	(2.94)	0.06
Total income (loss) from operations	$0.01	$0.93	$0.33	$(2.42)	$0.67
Less Distributions to Common Shareholders
From net investment income	$(0.49)	$(0.45)	$(0.43)	$(0.56)	$(0.57)
Tax return of capital	(0.13)	(0.12)	(0.04)	—	—
Total distributions to common shareholders	$(0.62)	$(0.57)	$(0.47)	$(0.56)	$(0.57)
Premium from common shares sold through shelf offering(1)	$0.00 (2)	$—	$—	$—	$—
Net asset value — End of year (Common shares)	$10.86	$11.47	$11.11	$11.25	$14.23
Market value — End of year (Common shares)	$10.90	$10.79	$9.54	$10.25	$13.70
Total Investment Return on Net Asset Value(3)	0.41%	9.07%	3.64%	(16.96)%	4.95%
Total Investment Return on Market Value(3)	7.13%	19.49%	(2.33)%	(21.41)%	7.75%
Ratios/Supplemental Data
Net assets applicable to common shares, end of year (000’s omitted)	$433,107	$454,919	$440,778	$446,309	$564,424
Ratios (as a percentage of average daily net assets applicable to common shares):(4)
Expenses excluding interest and fees	1.01%	0.94%	0.98%	1.04%	0.98%
Interest and fee expense(5)	1.45%	1.40%	1.72%	0.81%	0.29%
Total expenses	2.46%	2.34%	2.70%	1.85%	1.27%
Net expenses	2.46%	2.34%	2.70%	1.85%	1.27%
Net investment income	4.60%	3.99%	3.80%	4.23%	4.28%
Portfolio Turnover	47%	36%	41%	23%	7%

(See related footnotes.)

Financial Highlights (continued)

	Year Ended November 30,
	2020	2019	2018		2017		2016
Net asset value — Beginning of year (Common shares)	$13.79	$12.70	$13.25		$12.91		$13.02
Income (Loss) From Operations
Net investment income(1)	$0.57	$0.54	$0.61		$0.69		$0.77
Net realized and unrealized gain (loss)	0.33	1.12	(0.53)		0.33		(0.34)
Distributions to APS shareholders:
From net investment income(1)	—	—	(0.00	)(2)	(0.01)		(0.01)
Discount on redemption and repurchase of APS(1)	—	—	—		—		0.24
Total income (loss) from operations	$0.90	$1.66	$0.08		$1.01		$0.66
Less Distributions to Common Shareholders
From net investment income	$(0.56)	$(0.57)	$(0.63)		$(0.67)		$(0.77)
Total distributions to common shareholders	$—	$(0.57)	$(0.63)		$(0.67)		$(0.77)
Net asset value — End of year (Common shares)	$14.13	$13.79	$12.70		$13.25		$12.91
Market value — End of year (Common shares)	$13.25	$12.88	$11.05		$12.30		$12.26
Total Investment Return on Net Asset Value(3)	7.15%	13.83%	13.83%		8.13%		4.91	%(6)
Total Investment Return on Market Value(3)	7.57%	22.10%	22.10%		5.70%		(3.13)%
Ratios/Supplemental Data
Net assets applicable to common shares, end of year (000’s omitted)	$560,302	$546,984	$302,013		$315,080		$307,135
Ratios (as a percentage of average daily net assets applicable to common shares):(7)†
Expenses excluding interest and fees	1.05%	1.19%	1.29%		1.33%		1.30%
Interest and fee expense(8)	0.71%	1.27%	1.61%		1.25%		0.83%
Total expenses	1.76%	2.46%	2.90%		2.58%		2.13%
Net expenses	1.76%	2.46%	2.90%		2.58%		2.13%
Net investment income	4.18%	4.02%	4.71%		5.19%		5.54%
Portfolio Turnover	12%	17%	32%		8%		4%
Senior Securities:
Total preferred shares outstanding	—	—	—		3,311	(9)	3,311	(9)
Asset coverage per preferred share	$—	$—	$—		$120,162	(10)	$117,762	(10)
Involuntary liquidation preference per preferred share	$—	$—	$—		$25,000	(11)	$25,000	(11)
Approximate market value per preferred share	$—	$—	$—		$25,000	(11)	$25,000	(11)

(See related footnotes.)

(1)	Computed using average common shares outstanding.
(2)	Amount is less than $0.005 or $(0.005), as applicable.
(3)	Returns are historical and are calculated by determining the percentage change in net asset value or market value with all distributions reinvested. Distributions are assumed to be reinvested at prices obtained under the Trust’s dividend reinvestment plan.
(4)	Total expenses do not reflect amounts reimbursed and/or waived by the adviser and certain of its affiliates, if applicable. Net expenses are net of all reductions and represent the net expenses paid by the Trust.
(5)	Interest and fee expense relates to the liability for floating rate notes issued in conjunction with residual interest bond transactions.
(6)	The total return based on net asset value reflects the impact of the tender and repurchase by the Trust of a portion of its APS at 94.5% of the per share liquidation preference. Absent this transaction, the total return based on net asset value would have been 2.93%.
(7)	Ratios do not reflect the effect of dividend payments to APS shareholders, if any.
(8)	Interest and fee expense relates to the liability for floating rate notes issued in conjunction with residual interest bond transactions and/or iMTP shares issued to redeem a portion of the Trust’s APS. As of November 30, 2018, the Trust had no APS and iMTP shares outstanding.
(9)	Preferred shares represent iMTP shares and APS as of November 30, 2017 and 2016.
(10)	Calculated by subtracting the Trust’s total liabilities (not including the preferred shares) from the Trust’s total assets, and dividing the result by the number of preferred shares outstanding.
(11)	Plus accumulated and unpaid dividends.
†	Ratios based on net assets applicable to common shares plus preferred shares (iMTP and APS, as applicable) are presented below. Ratios do not reflect the effect of dividend payments to APS shareholders and exclude the effect of custody fee credits, if any.
	2025	2024	2023	2022	2021	2020	2019	2018	2017	2016
Expense excluding interest and fees	—%	—%	—%	—%	—%	—%	—%	1.09%	1.05%	1.02%
Interest and fee expense	—%	—%	—%	—%	—%	—%	—%	1.36%	0.99%	0.65%
Total expenses	—%	—%	—%	—%	—%	—%	—%	2.45%	2.04%	1.67%
Net investment income	—%	—%	—%	—%	—%	—%	—%	3.97%	4.11%	4.33%

March 16, 2026